[Letterhead of McGuireWoods LLP]

March 12, 2014

VIA EDGAR

Mr. Michael Kennedy

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Unifi, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed September 10, 2013

Form 10-Q for the Quarterly Period Ended December 29, 2013

Filed February 7, 2014

File No. 001-10542

Dear Mr. Kennedy:

We are outside counsel to Unifi, Inc. (the “Company”). Reference is made to the written comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in a letter from Mr. Jim Allegretto to Mr. James M. Otterberg, Chief Financial Officer of the Company, dated February 28, 2014. This letter confirms my March 12, 2014 conversation with you, in which you granted the Company an extension of time to, and including, March 28, 2014 in order to respond to the above-referenced letter.

 Thank you.

Very truly yours,

/S/ RAKESH GOPALAN

Rakesh Gopalan